UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

17005368

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2017 REGISTRATIONS BRANCH

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SEC FILE NUMBER
8-38325

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis, Suite 5900
(No. and Street)

Houston (City) TX (State) 77002-3003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Corne - (713) 836-3030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

3401 Cool Springs Blvd, Suite 340 (Address) Franklin (City) TN (State) 37067 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

DONNA H. BINION
MY COMMISSION EXPIRES
November 27, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Sanders Morris Harris LLC

December 31, 2016

SANDERS MORRIS HARRIS LLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

Board of Directors
Sanders Morris Harris LLC
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris LLC and subsidiary (the "Company") as of December 31, 2016. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Sanders Morris Harris LLC and subsidiary as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, management has elected to change its method of accounting for business combinations by adopting new accounting guidance in ASU 2014-17, "Pushdown Accounting" effective January 1, 2016.

Elliott Davis Decosimo, LLC

Franklin, Tennessee
February 28, 2017

SANDERS MORRIS HARRIS LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets	
Cash and cash equivalents	$ 2,939,438
Receivables	62,140
Notes, loans, and other receivables, net	12,457
Receivable from parent and affiliates	399,044
Deposits with clearing organizations	300,000
Other assets and prepaid expenses	181,809
Financial instruments, at fair value	45,196
Furniture, equipment, and leasehold improvements, net	558,431
Total assets	$ 4,498,515
Liabilities and Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 328,158
Payable to parent and affiliates	423,893
Accrued compensation	117,599
Total liabilities	869,650
Commitments and contingencies (Note 7)	
Members' equity	3,628,865
Total liabilities and equity	$ 4,498,515

The accompanying notes are an integral part of this consolidated financial statement.

SANDERS MORRIS HARRIS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2016

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanders Morris Harris LLC ("the Company") is a limited liability company in the state of Texas with the purpose of serving as a broker-dealer and entering into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts as of December 31, 2016 are carried by third party clearing firms Pershing LLC, an affiliate of The Bank of New York Mellon, and First Clearing Corporation under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts. The Company is an indirect wholly owned subsidiary of Affiliated Wealth Partners Holdings LLC.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities and obligation to absorb losses or right to receive benefits of the entity. There are entities the Company does not have the power to direct and therefore they are not consolidated as of December 31, 2016.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses during the reporting period. The most significant estimates used by the Company relate to contingencies and the goodwill impairment. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that are used to collateralize the Company's trading accounts.

Receivables

The Company's receivable, net balance consists of commissions due from broker-dealers and commissions due from mutual fund and variable annuity companies.

Notes, loans and other receivables ("receivables") are stated at their net realizable value. For receivables that are interest bearing, interest income is recognized using the effective interest method over the life of the related receivable. If a receivable is noninterest-bearing or carries an unreasonable rate of interest and is not

due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding adjustment to the receivable balance.

Management monitors receivables for any collectability issues. The Company does not typically require collateral. The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to be paid as agreed. An allowance for doubtful accounts is established based on reviews of individual receivables, recent loss experience, current economic conditions, and other pertinent factors. Receivables deemed uncollectible are charged to the allowance.

Fair Value

The fair values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. Financial instruments at fair value are carried at their fair value.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a two to ten year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income Taxes

Earnings and losses are treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the members.

Commissions

Commissions and related clearing expenses are recorded on the trade date as securities transactions occur.

Investment Advisory and Related Services

Revenue from investment advisory and related services consists primarily of portfolio management fees. Portfolio management fees are generally received quarterly and are recognized as earned.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $2,837 for 2016.

Application of Push-down accounting

Effective January 1, 2016, the Company adopted ASU 2014-07, Pushdown Accounting. The new method of accounting was adopted as a preferred method conforming the Company's reporting of intangible assets with the carrying amounts reflected in the parent company's financial statements. The financial statements of prior periods have been adjusted to apply the new method retrospectively. The effect of this change was to record previously unrecorded intangible assets at their fair values as of September 20, 2012, when the Company was acquired by its parent company, less amortization and accumulated impairment from that date through December 31, 2015. The table below includes the balances of intangible assets recorded in the application of pushdown accounting as of January 1, 2016:

Customer Lists	$ 11,904
Non-compete agreements	1,482,022
	1,493,926
Accumulated Amortization	(1,493,926)
	0
Trade name	1,500,000
Total Other Intangibles	$ 1,500,000
Goodwill	4,297,933
Accumulated Impairment	(2,537,907)
	$ 1,760,026
Furniture, equipment and leasehold improvements	1,755,485
Accumulated Depreciation	(987,661)
	$ 767,824

Goodwill of $4,297,933 arising from the acquisition consists of the business reputation in the marketplaces as well as its workforce.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired through a business combination. At least annually, the Company performs a qualitative evaluation of events and circumstances to determine whether it is more likely than not that the fair value of assets acquired is less than the carrying value. If the results of this evaluation indicate that it is more likely than not that the fair value is less than the carrying value, the Company then performs a quantitative evaluation to determine if estimated future cash flows are less than the carrying value of the net assets and related goodwill. If the estimated future cash flows are less than the carrying value of the net assets and related goodwill, an impairment test is performed to determine if there is an impairment loss, and, if so, to measure and recognize the amount of the impairment loss. Impairment losses represent the excess of the carrying amount of goodwill over the implied fair value of that goodwill.

Based on the qualitative evaluation as of December 31, 2016, the Companies determined that it is was more likely than not that the fair value of the business acquired is less than its carrying amount. As a result, the Goodwill balance was completely written off to reflect the impairment.

New Authoritative Accounting Guidance

In May 2014, the FASB issued new authoritative literature, "Revenue from Contracts with Customers", which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in the first quarter of 2018 unless early application is elected no earlier than January 1, 2017. Entities are allowed to transition to the new standard by either retrospective application or recognition of the cumulative effect. The Company is currently evaluating the newly issued guidance, including which transition approach will be applied and the estimated impact it will have on the consolidated financial statements.

In June 2014, the FASB issued authoritative guidance on accounting for share-based payments when there are performance targets. This updated guidance requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition and accounted for under current guidance as opposed to a nonvesting condition that would impact the grant-date fair value of the award. The standard will be effective for the Company in the first quarter of 2016, with early adoption permitted. Entities may apply the amendments either (i) prospectively to all awards granted or modified after the effective date; or (ii) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter with the cumulative effect as an adjustment to the opening retained earnings balance as of the beginning of the earliest annual period presented. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

In January 2016, the FASB issued ASU No. 216-01, "Financial Instruments, Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has elected to early adopt the amendment in the ASU that eliminates disclosure of the fair value of financial instruments. Management is currently evaluating the impact that the other provisions of ASU-2016-01 will have on its financial statements.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation and disclosure of leasing transactions. The amendment will be effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect of adoption of this accounting pronouncement on its financial statements.

2. RECEIVABLES

Notes receivable from employees includes interest bearing loans provided to certain employees of the Company. In determining the allowance for doubtful accounts from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unpaid balance, the frequency of installment payments, the reasons for the terminated employment relationship, and the former employee's overall financial position.

3. FAIR VALUE MEASURES

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts,

or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Not readily marketable securities recorded in financial instruments, at fair value on the Consolidated Statement of Financial Condition consist of investments in limited partnerships and equities.

FASB ASC Topic 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

At December 31, 2016, $45,196 in Level 3 investments remain on the Consolidated Statement of Financial Condition.

4. DEPOSITS WITH CLEARING ORGANIZATIONS

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $300,000 on deposit as of December 31, 2016 with clearing organizations to meet this requirement.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2016 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 494,927	2 - 9 Years
Equipment and software	126,954	2 - 10 Years
Leasehold improvements	1,589,074	2 - 10 Years
Accumulated depreciation and amortization	(1,652,524)	
Furniture, equipment, and leasehold improvements, net	$ 558,431	

6. INCOME TAXES

The Company had no accruals for interest or penalties for uncertain tax positions as of December 31, 2016.

Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the original due date.

7. COMMITMENTS AND CONTINGENCIES

The Company has uncommitted financing arrangements with clearing brokers that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Consolidated Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300,000 as of December 31, 2016.

Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company and its subsidiaries have obligations under operating leases that expire by 2018 with initial non-cancellable terms in excess of one year.

Future minimum commitments under these operating leases are as follows:

2017	$ 268,165
2018	22,436
Total minimum rental payments	290,601
Less: Minimum sublease rentals	(180,000)
Net minimum rental payments	$ 110,601

8. CONCENTRATIONS OF RISK

Financial investments that potentially subject the Company to concentrations of credit risk primarily consist of securities owned and all receivables. Risks and uncertainties associated with financial investments include credit exposure, interest rate volatility, regulatory changes, and changes in market values of equity securities. Future changes in market trends and conditions may occur that could cause actual results to differ materially from the estimates used in preparing the accompanying consolidated financial statements.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

9. RELATED PARTY TRANSACTIONS

The Company and Affiliated Wealth Partners Holdings LLC (AWPH) have entered into an expense sharing agreement in which the Company receives administrative services from AWPH and in turn is charged for such services. This agreement provided for AWPH to perform services related to accounting, legal, compliance, and other administrative responsibilities. The Company and AWPH agreed to a reasonable allocation of costs incurred by AWPH for services provided by its employees. The net amount paid to AWPH during the period ended December 31, 2016 was $70,894.

The Company is also a member of a group of affiliated operating companies. The Company has entered into an expense sharing agreement with one of these affiliates in which agreed upon administrative services are provided. The amount paid associated with this agreement during the period ended December 31, 2016 totaled $62,893.

The affiliate members of the group may make certain payments on each other's behalf for general operating purposes. These amounts are reimbursed or collected by the Company in cash on a periodic basis. The net amount owed to these affiliates of $24,849 is included in payable to parent and affiliates in the

accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2016, the Company had net capital, as defined, of $2,375,935, which was $2,125,935 in excess of the required minimum net capital of $250,000. As of December 31, 2016, the Company had aggregate indebtedness of $869,650 and its aggregate indebtedness to net capital ratio was .37 to 1.

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with accounting principles generally accepted in the United States of America.

11. RESERVE REQUIREMENTS

As of December 31, 2016, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC and First Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2017, the date the financial statements were available to be issued. Effective January 31, 2017; the parent company of the Company sold 100% of its membership interests in the Company to an independent third party.